UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

Orckit Files Plan of Arrangement with Court

On June 19, 2013, Orckit filed a petition with the District Court of Tel Aviv-Jaffa (the "Court") regarding a proposed plan of arrangement (the "Arrangement") with the holders of Orckit's Series A notes and Series B notes (collectively, the "Notes" and the "Note Holders", as applicable) under Section 350 ("Section 350") of the Israeli Companies Law, 5759-1999 (the "Companies Law").  As of June 1, 2013, the outstanding debt of the Notes was NIS 59.4 million (approximately $16.5 million).  On June 20, 2013, the Court granted permission to the Company to convene meetings of the Company's Note Holders and shareholders to vote upon the Arrangement.  The Company expects to publish notices convening such meetings in the coming days.

Terms of the Arrangement

The main provisions of the Arrangement, including the requisite approvals and other conditions precedent to the effectiveness of the Arrangement, are summarized below.

Consideration for Retiring the Notes

In exchange for the Notes and the full retirement thereof, the Note Holders would receive consideration that consists of the following four elements, pro rata based on the respective amounts owing to the respective Note Holders under their Notes:

1. Cash Payment

A cash payment in the aggregate amount of $7 million, which payment will be made in New Israeli Shekels ("NIS"), based on the most recent representative rate of exchange published by the Bank of Israel prior to the payment date.

2. Orckit Shares

The outstanding debt under the Notes, after the payment described in paragraph 1 above, would be exchanged for Ordinary Shares of Orckit at the price of $0.52 per share. This price is the same price per share at which Networks3 Inc. has committed to invest $2.5 million in Orckit pursuant to a Strategic Investment Agreement (see Orckit's report on Form 6-K/A filed on March 14, 2013).  Assuming a total outstanding debt on the payment debt of NIS 59.4 million (approximately $16.5 million), Orckit would issue approximately 17.7 million Ordinary Shares.  Such Ordinary Shares would constitute approximately 33% of Orckit's outstanding Ordinary Shares upon the closing of the Arrangement (17% on a fully diluted basis), after giving effect to the issuance of 4,747,409 Ordinary Shares to Networks3 pursuant to the Strategic Investment Agreement.

3. Orckit Warrants

The Note Holders would receive, together with each of Orckit's Ordinary Shares issued pursuant to paragraph 2 above, two warrants, each exercisable for one Ordinary Share at the price of $0.52 per share, for a period of four years. If all the warrants are exercised in full, a total of approximately 35.3 million Ordinary Shares would be issued pursuant to such warrants (assuming an exchange rate of NIS 3.667 per $1.00 and outstanding debt of NIS 59.4 million on the closing date of the Arrangement).

4. Proceeds from Networks3 Shares

Pursuant to the terms of the Strategic Investment Agreement with Networks3, Orckit will be issued common stock of Networks3 constituting 10% of the outstanding capital stock of Networks3 on a fully diluted basis (the "Networks3 Shares").  Pursuant to the Arrangement, the Networks3 Shares will be held by a newly formed, wholly owned Israeli subsidiary of Orckit, and both the Networks3 Shares and all of the shares in such subsidiary, as well as the bank account of such subsidiary, will be pledged for the benefit of the trustee of the Note Holders.  Any property distributed in respect of such shares and any proceeds from the sale of such shares will be distributed by the trustee to the Note Holders. Orckit and its new subsidiary will not have the right sell any of the Networks3 Shares or the shares of the new subsidiary, without the prior consent of the trustee. The foregoing terms relating to the Networks3 Shares are subject to review by the Israel Securities Authority (the "ISA") and may be modified as directed by the ISA.

Additional Provisions

The Arrangement also includes the following material provisions:

•
For a period of four years following the Arrangement, Orckit would not be permitted to issue Ordinary Shares or any other securities exercisable for or convertible into Ordinary Shares (including employee stock options) other than for cash at a price (or exercise or conversion price, as applicable) of at least $0.52 per share, without the prior approval of the holders of at least 70% of the Ordinary Shares voting on the matter. Such undertaking would be included as an amendment to the Company's articles of association.

•
For a period of four years following the Arrangement, any transaction or action of the Company (including the approval of compensation terms, but excluding D&O insurance on the same terms as the other directors and officers of the Company and the approval of the Company's Compensation Policy) that either Mr. Izhak Tamir, the Company's Chief Executive Officer, or Mr. Eric Paneth, the Company's Chairman of the Board of Directors, or a company controlled by either of them or in which someone acting on behalf of either of them has a personal interest, directly or indirectly, would be subject to the prior approval of the holders of at least 75% of the Company's Ordinary Shares voting on the matter, excluding Messrs. Tamir and Paneth. Such undertaking would be included as an amendment to the Company's articles of association.

•
For a period of four years following the Arrangement, Orckit would comply with all the legal requirements applicable to an Israeli public company that is listed only on the TASE (even if Orckit should become entitled to leniencies as a dually listed company), including the Israeli Securities Law and the Companies Law and the regulations promulgated thereunder and the rules of the TASE.

•	With respect to Orckit's outstanding obligations to Mr. Tamir and Mr. Paneth:

o
Following the closing of the Arrangement, Mr. Tamir and Mr. Paneth will each have the right to receive from the Company unpaid salary in the amount of NIS 1,038,692 (approximately $289,000) and NIS 919,715 (approximately $256,000), respectively, which was deferred since December 2010, subject to adjustment for changes in the Israeli consumer price index.

o
Two years following the closing of the Arrangement, Mr. Paneth will be entitled to collect, in one or more payments, NIS 1,800,000 (approximately $500,000) from the Company, in unpaid severance obligations due to him, subject to adjustment for changes in the Israeli consumer price index.

o
Ten years following the closing of the Arrangement, the loans from each of Mr. Tamir and Mr. Paneth in the amount of $200,000 each (subject to adjustment for changes in the Israeli consumer price index), which were extended to Orckit pursuant to the Company's 2012 Arrangement, may be repaid.  The loans will be repayable sooner if the Company's market capitalization on the TASE or a U.S. market shall be at least $10 million for 30 consecutive trading days.

o	Except as aforesaid, the foregoing obligations shall not be repayable to Mr. Tamir or Mr. Paneth, except in the context of certain receivership or liquidation proceedings.

o	Each of Mr. Tamir and Mr. Paneth will have the right to convert all or a portion of such obligations into the Company's Ordinary Shares at a price of $0.52 per share.

•
The Note Holders would be entitled to designate candidates for up to 40% of the members of the Company's Board of Directors, subject to approval of such candidates by the applicable corporate bodies of the Company.

•
The Note Holders and their respective trustees and representatives and Orckit and its subsidiaries and their respective officers, directors, employees, shareholders and representatives would be released of any known or unknown claim or demand against one another arising on or prior to the closing of the Arrangement, including any claim or demand with respect to the Notes, the trust agreements relating to the Notes, the management of the Company and its subsidiaries and the actions and decisions of any of their respective officers and directors, in each case excluding actions or omissions that are criminal, intentional or fraudulent or any other action or omission that is not permitted to be released under applicable law.

•
The Company would reimburse the respective trustees for the Series A notes and the Series B notes, and the respective representatives of the Note Holders, for the expenses incurred by them in connection with the negotiations and the Arrangement.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions:

•	The requisite approvals of the Arrangement by the Court, Series A note holders and the Series B note holders;

•	The approval of the Company's shareholders, or the approval of the Court stating that the approval of Orckit's shareholders is not required;

•	The approval of the TASE; and

•
The closing of the transactions contemplated by the Strategic Investment Agreement with Networks3. Such closing is conditioned upon various conditions, including the retirement of Orckit's Senior A notes and Senior B notes pursuant to the Arrangement. If such closing does not occur by June 30, 2013, then either party will have the right to terminate the agreement, provided that if the Note Holders approve the Arrangement by June 30, 2013, then the right to terminate will be postponed until August 15, 2013.  There is no assurance that the transactions contemplated by the Strategic Investment Agreement will be consummated.  If all the conditions precedent under such agreement are satisfied or waived and all the conditions precedent under the Arrangement are satisfied or waived, the Company plans to hold the closings of both transactions concurrently.

Most of the amounts set forth in this Form 6-K are denominated in NIS. Unless indicated otherwise, the dollar amounts set forth above have been translated for convenience according to an exchange rate of NIS 3.595 per $1.00, which was the representative rate of exchange published by the Bank of Israel on June 19, 2013.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court and the TASE, that challenges by third parties or other events outside the control of the Company would delay the implementation of the Arrangement and result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its Annual Report on Form 20-F filed on April 29, 2013. Actual results may materially differ from those set forth in this Form 6-K. The Company assumes no obligation to update the information in this Form 6-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: June 20, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer